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SCHEDULE 13D                                   OMB APROVAL
BENEFICIAL OWNERSHIP REPORTING                 OMB Number: 3235-0145
                                               Expires: October 31, 2002
                                               Estimated average burden
                                               Hours per response. . . 14.9


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                    VIB Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                   00091823H1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael F. Dunning
                                FBOP Corporation
                             11 West Madison Street
                               Oak Park, IL 60302
                                 (708) 386-5000

       (Name, Address and Telephone Number of Person Authorized to receive
                           Notices and Communications)


                                  July 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of rule 240.13d-1(e), 240.13d-I(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all othe provisions of the Act (however, see the Notes).


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13D
Page 2 of 5

CUSIP NO. 00091823H1

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only) (VOLUNTARY)

     Michael E. Kelly

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)    [     ]
     (b)    [     ]

3.   SEC Use Only

4. Source of Funds (See Instructions):
   AF and/or OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e):
     N/A

6.   Citizenship or Place of Organization
     Illinois


                  7.       Sole Voting Power                828,255
Number of
Shares
Beneficially      8.       Shared Voting Power              0
Owned by
Each
Reporting         9.       Sole Dispositive Power           828,255
Person
With:
                  10.      Shared Dispositive Power         0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     The Reporting Persons currently beneficially owns 828,255 shares of common stock of Issuer.

     Note: The Reporting Person has controlling interests in two domestic corporations, FBOP Corporation, Oak Park, Illinois (FBOP) and Tremont Capital Corporation, Oak Park, Illinois (Tremont). Both FBOP and Tremont own directly common shares of VIB Corp. These shares have been aggregated for purposes of The Reporting Person's beneficial ownership. The Reporting Person does not own any other common shares of VIB Corp. either directly or indirectly.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)

     6.57%

14.  Type of Reporting Person (See Instructions)

     IN


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13D
Page 3 of 5

CUSIP NO. 00091823H1


Item 1.        Security and Issue

               VIB Corp.
               1498 Main Street
               El Centro, CA  92243

               Common Stock, no par value

Item 2.

          (a)  Name of Person Filing:

               Michael E. Kelly

          (b)  State or Other Place of Organization

               Illinois

          (c)  Principal Business

               Private Investor

          (d)  Address of Principal Business

               11 West Madison Street
               Oak Park, IL 60302

          (e)  Address of Principal Office

               11 West Madison Street
               Oak Park, IL 60302

          (f) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

          (g) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3.        Source and Amount of Funds or Other Consideration

               625,000 shares were purchased by FBOP Corporation. These shares were funded with dividends from affiliated depository institutions and debt from unaffiliated correspondent banks.

               203,255 shares were purchased by Tremont Capital Corporation. These shares were funded with cash on hand and debt from unaffiliated correspondent banks.


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13D
Page 4 of 5

CUSIP NO. 00091823H1


               Note: The Reporting Person has controlling interests in FBOP Corporation, Oak Park, Illinois (FBOP) and Tremont Capital Corporation, Oak Park, Illinois (Tremont). Both FBOP and Tremont own directly common shares of VIB Corp. These shares have been aggregated for purposes of The Reporting Person's beneficial ownership. The Reporting Person does not own any other common shares of VIB Corp. either directly or indirectly.


Item 4.        Purpose of the Transaction

               The Reporting Person acquired the shares for investment purposes.

               (a) The Reporting Person may acquire additional shares o dispose of some or all of his shares.
               (b) None
               (c) None
               (d) None
               (e) None
               (f) None
               (g) None
               (h) None
               (i) None
               (j) None

Item 5.        Interest in Securities of the Issuer

                    The Reporting Person currently beneficially owns 828,255 shares or 6.57% of common stock of Issuer.

                    Note: The Reporting Person has controlling interests in two domestic corporations, FBOP Corporation, Oak Park, Illinois
                    (FBOP) and Tremont Capital Corporation, Oak Park, Illinois (Tremont). Both FBOP and Tremont own directly common shares of VIB Corp. These shares have been aggregated for purposes of The Reporting Person's beneficial ownership. The Reporting Person does not own any other common shares of VIB Corp. either directly or indirectly.


               (b)  Number of shares as to which the person has:

                    Sole power to vote or to direct the vote:                    828,255
                    Shared power to vote or to direct the vote:                  0
                    Sole power to dispose or to direct the disposition of:       828,255
                    Shared power to dispose or to direct the disposition of:     0


               (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D:

                    On July 24, 2001, The Reporting Person acquired 828,255 shares of the common stock of issuer for $8.88 per share.

                    625,000 shares were purchased by FBOP Corporation. 203,255 shares were purchased by Tremont Capital Corporation.

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13D
Page 5 of 5

CUSIP NO. 00091823H1


                    Note: The Reporting Person has controlling interests in FBOP Corporation, Oak Park, Illinois (FBOP) and Tremont Capital Corporation, Oak Park, Illinois (Tremont). Both FBOP and Tremont own directly common shares of VIB Corp. These shares have been aggregated for purposes of The Reporting Person's beneficial ownership. The Reporting Person does not own any other common shares of VIB Corp. either directly or indirectly.

               (d)  Not Applicable

               (e)  Not Applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Should FBOP enter into a transaction before July 24, 2002 , which when combined with the shares it already owns and Tremont owns, would give FBOP control of at least 51% of the outstanding shares of VIBC., then FBOP would pay to Hovde Financial Inc. or related party 50% of the amount (if any) by which the purchase price paid for the each of the additional shares exceeds $8.875.



Item 7.        Materials to be Filed as Exhibits

               None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Signature:        /s/      Michael F. Dunning
Name:                      Michael F. Dunning
Title:                     Chief Financial Officer